UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 22, 2025

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Announces New Oncologic & Hematologic Therapeutic Developments at ASCO, EHA, and ASGCT

On May 22, 2025, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing that new data evaluating CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) for patients living with multiple myeloma will be presented at the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting and the 2025 European Hematology Association’s (EHA) Congress. Preliminary results from Phase 1 LB2102 and Phase 1 LB1908 ongoing dose-escalation studies in solid tumors, specifically lung and gastric cancers respectively, will also be featured in poster presentations at ASCO. Data from LB2102 was presented orally on May 16th at the 28th Annual Meeting of the American Society of Gene & Cell Therapy (ASGCT). The press release is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050, 333-272222, and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated May 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: May 22, 2025	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer